Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Diversa Corporation for the registration of $120,000,000 5.50% Convertible Senior Notes due 2027 and 14,705,880 shares of its common stock and to the incorporation by reference therein of our reports dated March 14, 2007, with respect to the consolidated financial statements of Diversa Corp., Diversa Corp. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Diversa Corp. incorporated by reference in its Annual Report (Form 10-K/A) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

June 13, 2007